CALL-NET ENTERPRISES INC.

NOTICE OF AMENDMENT TO
MANAGEMENT PROXY CIRCULAR
DATED MAY 25, 2005
in respect of the
ARRANGEMENT
involving
CALL-NET ENTERPRISES INC.
and
ROGERS COMMUNICATIONS INC.

SPECIAL MEETING OF SHAREHOLDERS OF
CALL-NET ENTERPRISES INC.
TO BE HELD ON JUNE 29, 2005

JUNE 8, 2005

This is a notice of amendment to the management proxy circular dated May 25, 2005 of Call-Net Enterprises Inc. (“Call-Net”) soliciting proxies in connection with the proposed arrangement involving Call-Net and Rogers Communications Inc., as more particularly described in this notice and in such management proxy circular.

The Board of Directors of Call-Net continues to unanimously recommend that shareholders vote in favour of the Arrangement Resolution to be voted on at the special meeting of Call-Net shareholders to be held on June 29, 2005.

Any Call-Net shareholder who has previously deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the special meeting and who does not wish to change his or her proxy or voting instructions need not take any further action.

Dear Shareholder,

      A notice of meeting and management proxy circular dated May 25, 2005 (the “Circular”) was delivered to you in connection with a special meeting of the shareholders of Call-Net to be held at the Hilton Toronto (Toronto III Room), 145 Richmond Street West, Toronto, Ontario on Wednesday, June 29, 2005 at 11:00 a.m. (Toronto time).

      As described in the Circular, at the meeting you will be asked to consider and, if considered advisable, approve a special resolution (the “Arrangement Resolution”) with respect to the arrangement (the “Arrangement”) involving the acquisition by Rogers Communications Inc. (“RCI”) of all of the outstanding common shares (the “Common Shares”) and all of the outstanding Class B non-voting shares (the “Non-Voting Shares” and, together with the Common Shares, the “Call-Net Shares”) of Call-Net, pursuant to an arrangement agreement dated May 11, 2005 between Call-Net and RCI. Under the Arrangement, shareholders will receive, for every 4.25 Call-Net Shares they hold, one Class B Non-Voting Share of RCI (“RCI Non-Voting Share”).

      The attached Notice of Amendment to the Management Proxy Circular (the “Notice of Amendment to the Circular”) describes an amendment to certain of the information included in the Circular. In particular, subject to the approval of the Arrangement Resolution by the Shareholders at the meeting, the date of the hearing in respect of the Final Order has been changed from 10:00 a.m. (Toronto time) on July 7, 2005 to 10:00 a.m. (Toronto time) on June 30, 2005. The hearing will be held at the Ontario Superior Court of Justice, 393 University Avenue, Toronto, Ontario. The Notice of Amendment to the Circular does not contain any changes to the terms of the transaction between Call-Net and RCI.

      The date of the special meeting of the shareholders of Call-Net to vote on the Arrangement Resolution has not changed and will be held on Wednesday, June 29, 2005 at 11:00 a.m. (Toronto time) at the Hilton Toronto (Toronto III Room), 145 Richmond Street West, Toronto, Ontario, and the record date for voting will remain May 17, 2005, as previously announced.

      Any Call-Net shareholder who has already deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the special meeting and who does not wish to change his or her proxy or voting instructions need not take any further action. The form of proxy or voting instruction form originally mailed to Call-Net shareholders for use at the special meeting may continue to be used by shareholders who have not yet deposited a valid proxy or provided voting instructions.

      On behalf of the Call-Net Board of Directors, I would like to thank you again for the support you have shown as shareholders of Call-Net.

Yours truly,

Lawrence G. Tapp
Chairman of the Board

NOTICE OF AMENDMENT

June 8, 2005

TO:	HOLDERS OF COMMON SHARES AND CLASS B NON-VOTING SHARES OF CALL-NET ENTERPRISES INC.

      Except as otherwise set forth in this notice of amendment (the “Notice of Amendment”), the terms and conditions previously set forth in the Management Proxy Circular dated May 25, 2005 (the “Circular”), including the date and time of the special meeting of Call-Net’s Shareholders, continue to be applicable in all respects and this Notice of Amendment should be read in conjunction with the Circular. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Circular.

Amendment to the Circular

      Pursuant to a second interim order of the Court dated June 8, 2005 (the “Second Interim Order”), which varies the Interim Order, the hearing in respect of the Final Order has been changed from 10:00 a.m. (Toronto time) on July 7, 2005 to 10:00 a.m. (Toronto time) on June 30, 2005. The hearing will take place at the Ontario Superior Court of Justice, at 393 University Avenue, Toronto, Ontario. Accordingly, the section entitled “The Arrangement — Court Approval and Completion of the Arrangement” in the Circular is amended as follows:

Court Approval and Completion of the Arrangement

      The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Call-Net obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix D to the Circular. The Second Interim Order, varying the Interim Order to change the return date of the Application from Thursday, July 7, 2005 to Thursday, June 30, 2005, is attached to the Notice of Amendment as Appendix A. The original Notice of Application for the Final Order is attached to the Circular as Appendix C. The Notice of Application, revised to reflect a change of the return date of the hearing of the Application from Thursday, July 7, 2005 to Thursday, June 30, 2005, is attached to the Notice of Amendment as Appendix B.

      Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on June 30, 2005 at 10:00 a.m. (Toronto time) in the Court at 393 University Ave., Toronto, Ontario or as soon thereafter as is reasonably practicable. Any Shareholder, holder of Preferred Shares, holder of Call-Net Options or holder of Call-Net PUs who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance by 5:00 p.m. on June 29, 2005, in accordance with the procedure as set out in the Notice of Application for the Final Order, as amended by the Second Interim Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

      Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that Articles of Arrangement for Call-Net will be filed with the Director under the CBCA to give effect to the Arrangement on or about July 1, 2005.

      Subject to obtaining the necessary Shareholder approvals, Call-Net currently anticipates making application to the Court for the Final Order on June 30, 2005. The Arrangement will become effective upon receipt by the Director of the Articles of Arrangement and the endorsement by the Director of the Certificate of Arrangement thereon. If the Final Order is obtained on June 30, 2005 in a form and substance satisfactory to Call-Net and RCI and all other conditions specified in the Arrangement Agreement are satisfied or waived, Call-Net currently expects the Effective Date will be on or about July 1, 2005 and the Arrangement will become effective on that date.

      Although Call-Net’s objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals. RCI and Call-Net may terminate the Arrangement Agreement whereby the Arrangement will not become effective without prior notice to or action on the part of Shareholders. See “The Arrangement Agreement — Termination”.”

Reasons For Amendments to the Circular

      There are many reasons why Call-Net and RCI wish to have the transaction contemplated by the Arrangement close on or before July 1, 2005, including,

(A)	RCI has planned to launch its home telephony service (a digital phone service provided over its cable network), on July 1, 2005, which marks the 20th anniversary of the first offering by RCI of its wireless service. If the acquisition of Call-Net Shares occurs on the currently scheduled closing date of July 8, 2005, there is concern that RCI will have difficulty in articulating a co-ordinated message to the marketplace relating to its telephony service offerings. This may result in potentially conflicting messages to the public, customer confusion, higher operating costs and branding issues. If the transaction underlying the Arrangement can close on July 1, 2005, RCI will be able to announce the closing as part of a co-ordinated and consistent approach to the launch of its telephony service offerings;

(B)	The closing of the acquisition of Call-Net’s shares on July 1, 2005, being the first day of RCI’s second financial quarter in 2005, will facilitate the analysis of RCI’s quarter-over-quarter and year-over-year financial results; and

(C)	As the RCI Non-Voting Shares are currently trading at a 52-week high, closing the transaction on July 1, 2005, rather than on July 8, 2005, will allow Call-Net Shareholders to receive their RCI Non-Voting Shares pursuant to the Arrangement as soon as possible following the Meeting, thereby reducing market risk.

Effect of Amendment on Circular

      The Circular shall be read as amended in order to give effect to the specified amendment set forth in this Notice of Amendment.

APPROVAL OF BOARD

      The contents and the sending of this Notice of Amendment have been approved by the Board of Directors of Call-Net.

      DATED at Toronto, Ontario, this 8th day of June, 2005.

BY ORDER OF THE BOARD OF DIRECTORS.

Lawrence G. Tapp, Chair

APPENDIX A — SECOND INTERIM ORDER

Court File No. 05-CL-5901

ONTARIO SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	**WEDNESDAY, THE 8th DAY**
	)	
MR. JUSTICE CAMPBELL	)	**OF JUNE, 2005**

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF CALL-NET ENTERPRISES INC., CONCERNING THE ACQUISITION BY ROGERS COMMUNICATIONS INC. OF CERTAIN SHARES OF CALL-NET ENTERPRISES INC.

CALL-NET ENTERPRISES INC.

Applicant

ORDER

THIS MOTION made by the Applicant, Call-Net Enterprises Inc. ("Call-Net"), pursuant to section 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA"), for an interim order for advice and directions in connection with the within application (the "Application"), and for an order varying the interim order of Mr. Justice Campbell made May 25, 2005, was heard this day at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Application, Notice of Motion, the Affidavit of William Linton sworn June 6, 2005, and the exhibits thereto (the "Linton Affidavit"), and on hearing the submissions of counsel for Call-Net and counsel for Rogers Communications Inc. ("RCI"), and

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on being advised that the Director appointed under the CBCA does not intend to appear at this motion,

Definitions

1. **THIS COURT ORDERS** that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement attached as Schedule 1.1 to the Arrangement Agreement attached as Appendix B to the draft Proxy Circular attached as Exhibit "A" to the Linton Affidavit.

2. **THIS COURT ORDERS** that the Interim Order of Mr. Justice Campbell made May 25, 2005 (the "Interim Order"), remains in full force and effect except to the extent that it is varied by this Order herein.

Amendment to Notice of Application

3. **THIS COURT ORDERS** that the Notice of Application be amended to change the return date of the hearing of the Application from July 7, 2005 to June 30, 2005.

Notification of Amendment to Notice of Application

4. **THIS COURT ORDERS** that a Notice of Amendment to Management Proxy Circular, in substantially the same form as Exhibit "C" to the Linton Affidavit, be distributed forthwith by Call-Net:

   (a) to registered Call-Net Shareholders, holders of Call-Net Preferred Shares, Call-Net Options and Call-Net PU's , the directors of Call-Net and the auditor of Call-Net, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier). Distribution to such persons shall be to their addresses as they appear on the books and records of Call-Net as of May 17, 2005, or such later date as Call-Net may determine in accordance with the CBCA (the "Record Date"); and

   (b) to non-registered Call-Net Shareholders by Call-Net complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators.

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5. **THIS COURT ORDERS** that Call-Net issue forthwith a press release, substantially in the form attached as Exhibit "D" to the Linton Affidavit.

6. **THIS COURT ORDERS** that Call-Net post notices forthwith in the Globe & Mail and the National Post, substantially in the form attached as Exhibit "E" to the Linton Affidavit.

7. **THIS COURT ORDERS** that paragraph 19(d) of the Interim Order be revised, so that paragraphs 19 and 20 read as follows:

19. THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a) Call-Net;

(b) RCI;

(c) The Director; and

(d) any person who has filed a Notice of Appearance herein by 5:00 p.m. on June 29, 2005, in accordance with the procedure set out in paragraph 20 of the Interim Order, the Notice of Application and the *Rules of Civil Procedure*.

20. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Call-Net at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Tom Friedland / Suzy Kauffman.

8. **THIS COURT ORDERS** that Call-Net shall file its materials in support of the Application, including a supplementary affidavit advising of the results of the vote by the Shareholders at the Meeting, and its factum and brief of authorities, as early as possible on June 29, 2005.

APPENDIX B — AMENDED NOTICE OF APPLICATION

AMENDED THIS / MODIFIÉCE CE June 8/05 PURSUANT TO / CONFORMÉMENT À
☐ RULE/LA RÈGLE 26.02 (__________)
☒ THE ORDER OF / L'ORDONNANCE DU Justice Campbell
DATED/FAIT LE June 8/05
LOCAL REGISTRAR / SUPERIOR COURT OF JUSTICE — GREFFIER LOCAL / COUR SUPÉRIEURE DE JUSTICE

Commercial List Court File No. 05-CL- 5901

ONTARIO SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF CALL-NET ENTERPRISES INC., CONCERNING THE ACQUISITION BY ROGERS COMMUNICATIONS INC. OF CERTAIN SHARES OF CALL-NET ENTERPRISES INC.

SUPERIOR COURT OF JUSTICE — COUR SUPÉRIEURE DE JUSTICE — JUSTICIA

CALL-NET ENTERPRISES INC.

Applicant

AMENDED NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Thursday, June 30, ~~July 7~~, 2005, at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

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IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date **May 18, 2005**

Issued by [signature]
Local registrar

Address of court office
393 University Avenue
Toronto, Ontario M5G 1E6

TO: **ALL HOLDERS OF COMMON SHARES OF CALL-NET ENTERPRISES INC., AS AT MAY 17, 2005**

AND TO: **ALL HOLDERS OF CLASS B NON-VOTING SHARES OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005**

AND TO: **ALL HOLDERS OF PREFERRED SHARES OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005**

AND TO: **ALL HOLDERS OF OPTIONS OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005**

AND TO: **ALL HOLDERS OF RESTRICTED STOCK UNITS AND DEFERRED STOCK UNITS OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005**

AND TO: **ALL DIRECTORS OF CALL-NET ENTERPRISES INC., AS AT MAY 17, 2005**

AND TO: **KPMG**
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, Ontario
M2P 2H3

Auditors for Call-Net Enterprises Inc.

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APPLICATION

1. **THE APPLICANT MAKES APPLICATION FOR:**

   a) an interim order for advice and directions pursuant to section 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to a proposed arrangement (the "Arrangement") of Call-Net Enterprises Inc. ("Call-Net"), concerning the acquisition by Rogers Communications Inc. ("RCI") of certain shares of Call-Net;

   b) an order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

   c) such further and other relief as this Honourable Court may deem just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

   a) section 192 of the CBCA;

   b) all statutory requirements under the CBCA have been fulfilled;

   c) Call-Net is not insolvent;

   d) it is not practicable for Call-Net to effect the Arrangement under any other provision of the CBCA;

   e) the Arrangement is in the best interests of, and fair to, the security holders of Call-Net;

   f) the Arrangement is procedurally and substantively fair and reasonable overall;

   g) if made, the Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the *Securities Act of 1933*, as amended, of the United States of America, with respect to the

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Class B non-voting shares of RCI to be issued in the United States of America pursuant to the Arrangement;

h) certain of the holders of common shares and Class B non-voting shares of Call-Net are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Call-Net as at May 17, 2005, pursuant to rules 17.02(n) and 17.02(o) of the *Rules of Civil Procedure* and the terms of any interim Order for advice and directions granted by this Honourable Court;

i) rules 14.05(2), 14.05(3) and 38 of the *Rules of Civil Procedure*; and

j) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:**

a) such interim Order as may be granted by this Honourable Court;

b) an Affidavit of William Linton, to be sworn on behalf of Call-Net, with exhibits thereto, outlining the basis for the within application and for an interim Order for advice and directions;

c) a further Affidavit, to be sworn on behalf of Call-Net, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

d) such further and others material as counsel may advise and this Honourable Court may permit.

CALL-NET ENTERPRISES INC.
Applicant

IN THE MATTER OF AN APPLICATION UNDER SECTION 192, *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED

Commercial List Court File No: 05-CL- 5901

ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION
(returnable ~~July 7~~ June 30, 2005)

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Tom Friedland LSUC#: 31848L
Suzy Kauffman LSUC#: 41703D

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicant,
Call-Net Enterprises Inc.

File No. 04-1363
GOODMANS/5168655

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document,

please contact Georgeson Shareholder Communications Canada, Inc., at:
North American Toll Free Number: 1-888-253-0937